Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

IBERIABANK

and

FLORIDA TRUST COMPANY

February 21, 2011

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is dated February 21, 2011, by and among IBERIABANK, a Louisiana banking corporation (“Purchaser”), and Florida Trust Company (“Seller”).

Statement of Purpose:

A.	Seller engages in fiduciary activities in Florida (“Trust Business”).

B.	Purchaser is a Louisiana banking corporation.

C.	Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, certain assets of Seller relating to the Trust Business as more particularly described herein.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Agreement:

ARTICLE I

PURCHASE AND SALE OF ASSETS

Section 1.01 Purchase and Sale of Purchased Assets. On and subject to the terms and conditions of this Agreement, at the Closing (as defined below), Seller shall sell, assign, transfer, convey and deliver to Purchaser, and its successors and assigns, free and clear of any mortgage, lien, claim, security interest or other encumbrance, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s rights, title and interests in, to and under the Purchased Assets. The “Purchased Assets” means all of the Purchased Assets of Seller used in connection with the Trust Business, including the following assets, properties and rights of Seller: All books of account, records, client lists, client account information and prospective client lists relating to the conduct of the Trust Business or otherwise relating to the Purchased Assets set forth in Schedule 1.01(a) (the “Client Account Information”). Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets (as defined below) to Purchaser, and Seller (directly and indirectly) shall retain all right, title and interest to, in and under the Excluded Assets.

Section 1.02 Purchase Price. The Purchase Price (as defined below) for the Purchased Assets will be paid in two installments: (1) Six Hundred Fifty Six Thousand Seven Hundred Twenty Eight Dollars ($656,728.00) shall be payable at Closing (“Initial Payment”); and (2) an additional final payment, if any, to be determined in accordance with the Method of Calculation of Final Determination Payment set forth on Schedule 1.02(b) payable no later than three hundred sixty (360) days after Closing (the “Final Determination Payment”). The Initial Payment is equal to one-half of the “Baseline Deal Amount.” The Baseline Deal Amount is calculated by taking the 4th Quarter 2010 revenue from Schedule 1.02(a) and annualizing it, then subtracting the annualized revenue from the accounts designated as “at-risk” on said Schedule 1.02(a). The Purchase Price is comprised of the Initial Payment amount plus the Final Determination Payment, the latter being calculated in accordance with the Method of Calculation of Final Determination Payment set forth on Schedule 1.02(b).

Section 1.03 Payment of Purchase Price. The Purchase Price shall be paid by Purchaser to Seller in immediately available funds.

Section 1.04 Excluded Assets. Purchaser acknowledges that all assets currently owned or leased by Seller and not expressly included on Schedule 1.01(a) shall remain the property of Seller after the Closing Date, including, but not limited to:

(a) all cash, cash equivalents, accounts receivable and short term investments;

(b) all minute books, stock records and corporate seals;

(c) all insurance policies and rights thereunder;

(d) all personnel records and other records that Seller is required by law to retain in its possession;

(e) all claims for refund of taxes and other governmental charges of whatever nature; and

(f) trust powers granted by the Florida Office of Financial Regulation;

provided, however, that Purchaser shall have the right to make copies of any portions of such retained books and records that relate to the Trust Business or any of the Purchased Assets.

The assets described in this Section 1.04 are hereinafter collectively referred to as the “Excluded Assets”.

Section 1.05 Retained Liabilities. Seller shall retain, and Purchaser is not assuming any liabilities arising directly or indirectly out of or relating to the ownership or operation of the Purchased Assets, the Excluded Assets or the Trust Business on or prior to the Closing Date, whether such liabilities are known or unknown, choate or inchoate, disclosed or undisclosed, matured or unmatured, absolute or contingent, including, but not limited to unpaid tax liabilities, liabilities to any employee or agent under any employee benefit (including wages and compensation) or welfare plan, liabilities resulting from any litigation against Seller or violations of any applicable law, regulation, or ordinance. All such retained liabilities shall remain the sole responsibility of Seller, and Seller shall pay, perform and discharge when due all such retained liabilities.

Section 1.06 Closing. Unless this Agreement has been terminated pursuant to Article VIII, the purchase and sale (the “Closing”) provided for in this Agreement shall take place on a date no later than the third business day following satisfaction or waiver of the conditions set forth in Article V (referred to herein as the “Closing Date”), at the offices of Purchaser and shall be effected by the execution and delivery of documents by such combination of facsimile, electronic mail and original documents as the parties may mutually determine. The Closing Date may be postponed to a later time and date by mutual agreement of the parties. If the Closing is postponed to a later date, all references to the Closing Date in this Agreement shall refer to such later date.

Section 1.07 Closing Deliveries.

(a) By Seller. At the Closing, Seller shall execute and deliver, or cause to be delivered to Purchaser, the following:

(i) all bills of sale, assignments, endorsements and other good and sufficient instruments of conveyance, transfer and assignment, in a form and substance reasonably satisfactory to Purchaser, as shall be satisfactory to vest in Purchaser good and marketable title to and interest in the Assets, free and clear of all indebtedness, liens, claims, charges, restrictions and encumbrances of every kind and nature whatsoever;

(ii) a certificate of the Secretary of Seller containing a true and correct copy of the resolutions duly adopted by the board of directors of Seller, approving and authorizing the transactions contemplated hereby, and certifying that such resolutions have not been rescinded, revoked, modified or otherwise affected and remain in full force and effect; and

(iii) a termination of that certain Agreement dated December 7, 2010 by which Seller and Purchaser agreed to certain undertakings. Such termination, among other things, will expressly release Purchaser from an obligation of non-solicitation of the Trust Employees, as hereinafter defined in Section 2.07.

(b) By Purchaser. At the Closing, Purchaser shall execute and deliver to Seller, the following:

(i) the Initial Purchase Price;

(ii) a certificate of the Secretary of Purchaser containing a true and correct copy of the resolutions duly adopted by the board of directors of Purchaser, approving and authorizing the transactions contemplated hereby, and certifying that such resolutions have not been rescinded, revoked, modified or otherwise affected and remain in full force and effect.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, as of the date hereof and again as of the Closing Date, as follows:

Section 2.01 Corporate Existence; Good Standing. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Florida. Seller is duly qualified and is in good standing as a foreign corporation in all of the jurisdictions where such qualification is required by law.

Section 2.02 Power and Authority; Due Authorization. Seller has the full corporate power and authority to execute, deliver and perform this Agreement, execute each of the Transaction Documents to which Seller is or shall be a party, and consummate the transactions contemplated hereby. “Transaction Documents” means each of the agreements, documents and instruments referenced in this Agreement to be executed and delivered by Seller. The execution, delivery and performance by Seller of each of the Transaction Documents to which Seller is a party has been duly and validly authorized and approved by all necessary action on the part of Seller. Each of the Transaction Documents to which Seller is a party is the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable equitable principles (whether applied in a proceeding at law or in equity) or by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by the exercise of judicial discretion in accordance with general equitable principles, and by equitable defenses that may be applied to the remedy of specific performance.

Section 2.03 Noncontravention. The execution and delivery of this Agreement and other Documents to which Seller is a party and the consummation of the transactions contemplated herein and therein by Seller, do not, and the consummation of the transactions contemplated herein and therein, will not (i) violate Seller’s Articles of Incorporation or bylaws; (ii) result in the breach of any of the terms and conditions of, or constitute a default with or without notice or before time, or both with respect to or result in the acceleration of any indebtedness or create liability under any material contract, agreement, commitment, indenture, mortgage, note, bond, lease, license or other instrument or obligation to which Seller is now a party or by which Seller or the Assets may be bound or affected; or (iii) violate any law, rule or regulation of any administrative agency or governmental body, or any order, writ, injunction or decree of any court, administrative agency or governmental body having jurisdiction over Seller or the Purchased Assets.

Section 2.04 Customer and Client Disputes. Seller is not engaged in any dispute with, and has not received any material complaints from, any of its customers or clients (“Clients”).

Section 2.05 Litigation. There is no litigation, action, suit, proceeding, governmental investigation or other proceeding pending or threatened against Seller or which could adversely affect the Purchased Assets, properties or business of Seller or Seller’s ability to convey the Purchased Assets being purchased hereunder.

Section 2.06 Contracts. All contracts necessary to operate its business are valid and are in full force and effect according to their material terms, and no material default by Seller exists under any such contract agreement, and no condition or state of facts exists which, with notice or the passage of time, or both, would constitute a default under any such contract or agreement.

Section 2.07 Cooperation. Purchaser has entered into Employment Agreements with those certain employees engaged in the Trust Business set forth on Schedule 2.07(i) (“Trust Employees”). Seller agrees to assist the Trust Employees in soliciting the Clients subject to Contracts with Seller.

Section 2.08 Taxes. Seller has duly filed and will have duly filed all federal, state and local employment, income, gross receipts, sales and use tax returns which were required to be filed prior to the date hereof, on the Closing Date and as the case may be, and have paid all taxes which have become due pursuant to said returns or pursuant to any assessment received by Seller and as of the date hereof or and as of the Closing Date.

Section 2.09 Insurance. The Assets, the Trust Business and its employees are insured under various policies of general liability, errors and omissions and other forms of insurance, which policies are of the type and in the amounts customary and adequate for the Trust Business. Seller has not been refused any insurance with respect to the Trust Business by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past five (5) years. There are no outstanding requirements or recommendations by any current insurer or underwriter with respect to the Trust Business or the Assets which require or recommend changes in the conduct of the Trust Business or operations of Seller. All premiums payable under all such policies have been paid and Seller is otherwise in full compliance with the terms and conditions of all such policies.

Section 2.10 Compliance with Laws; Permits and Orders. Seller is not engaging in any activity or omitting to take any action with respect to the Business or the Assets that is or creates a material violation of any law, regulation or rule applicable to the Trust Business. Neither the Trust Business nor any of the Assets is subject to any order which has had or may result in a material adverse effect on either of them. Seller possess all licenses necessary for the lawful operation of the Trust Business as presently conducted and is in compliance with all such licenses and all applicable laws and orders where a failure to have such licenses or so to comply would have a material adverse effect on either the Trust Business or the Assets.

Section 2.11 Fiduciary Administration. In furtherance of Seller’s undertakings in Section 2.10, Joe Cox (“Mr. Cox”) has executed an Independent Consulting Agreement with Seller by which Mr. Cox agrees to serve as a trust officer for Seller between the time of execution of this Agreement and Closing.

Section 2.12 Correction of Representations. No representation or warranty of Seller in this Agreement or in any exhibit, certificate or schedule attached hereto or furnished pursuant hereto, contains any untrue statement of material fact or omits to state any fact necessary in order to make the statements contained therein, in light of the circumstances in which it was made, not misleading in any material respect.

Section 2.13 No Other Representations or Warranties. Purchaser acknowledges that Seller has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, whether express or implied, except as may be provided in this Article II, and Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to the Seller, as of the date hereof and again as of the Closing Date, as follows

Section 3.01 Corporate Existence; Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. Purchaser is or will be duly qualified to do business in each jurisdiction in which the nature of the Assets being acquired requires such qualification.

Section 3.02 Corporate Power and Authority; Due Authorization. Purchaser has the full corporate power and authority to execute, deliver and perform this Agreement, execute each of the Transaction Documents to which Purchaser is or shall be a party, and consummate the transactions contemplated hereby. “Transaction Documents” means each of the agreements, documents and instruments referenced in this Agreement to be executed and delivered by Purchaser. The execution, delivery and performance by Purchaser of each of the Transaction Documents to which Purchaser is a party has been duly and validly authorized and approved by all necessary action on the part of Purchaser. Each of the Transaction Documents to which Purchaser is a party is the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable equitable principles (whether applied in a proceeding at law or in equity) or by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by the exercise of judicial discretion in accordance with general equitable principles, and by equitable defenses that may be applied to the remedy of specific performance.

Section 3.03 Noncontravention. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein by Purchaser does not, and the consummation of the transactions contemplated herein will not (i) violate Purchaser’s Articles of Incorporation or bylaws; (ii) result in the breach of any of the terms and conditions of, or constitute a default with respect to or result in the acceleration of any indebtedness or create liability under any material contract, agreement, commitment, indenture, mortgage, note, bond, lease, license or other instrument or obligation to which Purchaser is now a party or by which Purchaser or the Assets may be bound or affected; or (iii) violate any law, rule or regulation of any administrative agency or governmental body or self-regulatory organization, or any order, writ, injunction or decree of any court, administrative agency or governmental body.

Section 3.04 Litigation. There is no litigation, action, suit, proceeding, governmental investigation or other proceeding pending or threatened against Purchaser in respect of the consummation of the transactions contemplated hereby.

Section 3.05 Correction of Representations. No representation or warranty of Purchaser in this Agreement or in any exhibit, certificate or schedule attached hereto or furnished pursuant hereto, contains any untrue statement of material fact or omits to state any fact necessary in order to make the statements contained therein, in light of the circumstances in which it was made, not misleading in any material respect.

Section 3.06 No Other Representations or Warranties. Seller acknowledges that Purchaser has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, whether express or implied, except as may be provided in this Article III, and Seller is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Article III.

ARTICLE IV

PRE-CLOSING COVENANTS

Section 4.01 General. Subject to the terms and conditions of this Agreement, each of the parties shall take all actions and do all things necessary, proper or advisable to perform its obligations under this Agreement and the Transaction Documents which are required to be performed on or prior to the Closing Date and use its reasonable efforts to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents as promptly as reasonably practicable.

Section 4.02 Further Assurances. Prior to the Closing Date, each of the parties shall give all required notices to third parties, governmental authorities and self-regulatory organizations and shall use its reasonable efforts to obtain all material third-party, governmental and self-regulatory consents and approvals that it is required to obtain in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby.

Section 4.03 Interim Conduct of the Trust Business. Except as expressly permitted by this Agreement, or pursuant to Purchaser’s prior written consent, which may be withheld in Purchaser’s sole and absolute discretion, from and after the date hereof through the Closing Date, Seller shall (i) conduct its operations and the Trust Business in accordance with its ordinary course of business in all material respects, consistent with past practices and (ii) use its reasonable best efforts to preserve intact its business organization, preserve the goodwill of those having business relationships with Seller, preserve its relationships with customers, clients, creditors and supplies, maintain its books, accounts and records and comply in all material respects with all applicable laws, rules and regulations. In order to attempt to preserve the ongoing continuing value of the Trust Business, Purchaser shall have the right to be on-site and shall coordinate and consult with representatives of Seller regarding the business, operations and management of the Trust Business.

Section 4.04 Public Announcements. Neither party shall issue any press release nor make any public announcement of this Agreement nor the transactions contemplated hereby, and shall consult with one another before issuing any press releases or otherwise making any public announcements with respect to the transactions contemplated by this Agreement. In no event shall either party issue a press release until Seller shall have waived or satisfied the requirements of Section 5.02(d). To the extent a party must make disclosure(s) pursuant to the requirements of the Securities Exchange Act of 1934, that party agrees to provide the other party with a draft of such disclosure for comment not less than twenty-four hours prior to dissemination.

Section 4.05 Full Access; Confidentiality.

(a) Between the date hereof and the Closing Date, Seller shall afford Purchaser and its representatives reasonable access during normal business hours and upon reasonable notice, to the officers, employees, agents, properties, books and records of Seller, including, but not limited to, the Client Account Information. Seller shall cause the officers, employees, agents, accountants, attorneys and other representatives of Seller to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with Seller and its representatives and shall use their reasonable efforts to minimize any disturbance to the Trust Business.

(b) Except for any disclosure made with the written consent of the other party, Purchaser shall, and shall cause its employees, directors, agents and other representatives to, maintain the confidentiality of all non-public information furnished to it by Seller in connection herewith concerning Seller, specifically including, but not limited to, the Trust Business, the Purchased Assets and the Client Account Information (collectively, the “Confidential Information”) and shall not use any of such Confidential Information for any purpose except in furtherance of the transactions contemplated by this Agreement. If Purchaser is requested or becomes legally compelled or is required by a regulatory body to make any disclosure that is prohibited or otherwise constrained by this Agreement, Purchaser will provide Seller with prompt notice of such request so that Seller may seek an appropriate protective order or other appropriate remedy. Subject to the foregoing, Purchaser may furnish that portion (and only that portion) of the Confidential Information that, in the opinion of its counsel, it is legally compelled or is otherwise required to disclose; provided, however, that Purchaser must use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so disclosed. If this Agreement is terminated pursuant to Article VIII, Purchaser shall promptly return or certify the destruction of all documents and copies and extracts thereof, and all work papers, containing Confidential Information received from Seller.

(c) From and after the Closing, Seller shall use the same efforts to maintain the confidentiality of the Confidential Information used to maintain the confidentiality of such information prior to Closing.

Section 4.06 Notification of Certain Matters; Supplemental Disclosure. Each party shall give the other reasonably prompt notice upon learning of any event that is reasonably likely to cause any of the conditions set forth in Article V not to be satisfied. Seller shall give prompt written notice to Purchaser of the occurrence of any event that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller, the Trust Business or the Purchased Assets. A “material adverse effect” is a condition, event, change or occurrence that is reasonably likely to have a material adverse change in or to the Trust Business or the Purchased Assets; provided, however, that in determining whether a material adverse effect has occurred there shall be excluded any effect on the Trust Business or the Purchased Assets the primary cause of which is: (a) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to the Purchaser or to the Seller; (b) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the trust or fiduciary services businesses, but not uniquely relating to the Trust Business or the Purchased Assets; (c) events, conditions or trends in economic, business or financial conditions affecting the banking business specifically (including changes in interest rates and changes in the markets for securities), except to the extent any such events, conditions or trends in economic, business or financial conditions have a materially disproportionate adverse effect upon the Trust Business or the Purchased Assets; (d) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (e) actions or omissions of the Seller taken with the prior written consent of the Purchaser in performance of the Purchaser’s obligations under this Agreement; and (f) any change, effect, event or occurrence arising out of the Seller’s performance of its obligations under this Agreement. Each of the parties agrees to use their respective reasonable efforts to prevent or promptly remedy (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each party shall give prompt written notice to the other of any material development which would give rise to a failure of a condition set forth in Article V. The delivery of any notice pursuant to this Section 4.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor be deemed to have qualified the representations and warranties contained herein or to have cured any misrepresentation or breach of a representation or warranty that otherwise might have existed hereunder by reason of such material development. No disclosure after the date hereof of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of the failure to disclose the information, or of any untrue representation or warranty made herein.

ARTICLE V

CONDITIONS TO THE CLOSING

Section 5.01 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the transactions contemplated herein are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by each party to the extent permitted by applicable law:

(a) no order, decree, ruling, judgment or injunction enacted, entered, promulgated or issued by any governmental authority or self-regulatory organization of competent jurisdiction making illegal or otherwise prohibiting the purchase and sale of Assets and the consummation of the transactions contemplated herein shall be in effect; and

(b) neither party shall have exercised any termination right such party has the right to exercise pursuant to Article VIII.

Section 5.02 Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated herein are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Seller to the extent permitted by applicable law:

(a) the representations and warranties of Purchaser contained herein shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date;

(b) Purchaser shall have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement and the Transaction Documents at or prior to the Closing Date;

(c) all notices or filings with any governmental or regulatory agencies have been filed and approved, if required, and any mandatory waiting period shall have expired;

(d) Seller shall have obtained the written approval of its sole shareholder, Bank of Florida Corporation (“BoFL”). In providing this written approval BoFL must first receive: (i) written approval from its shareholders; or (ii) an order from a court of competent jurisdiction that no approval is required from its shareholders, and if the latter is required and Buyer is not otherwise entitled to terminate this Agreement, then Seller may cause the Closing to be extended beyond May 1, 2011 for a period of sixty days; and

(e) Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and signed by an executive officer of Purchaser, certifying the conditions set forth in this Section 5.02 have been satisfied or waived.

Section 5.03 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated herein are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser to the extent permitted by applicable law:

(a) the representations and warranties of Seller contained herein shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date;

(b) Seller shall have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement and the Transaction Documents at or prior to the Closing Date;

(c) Since the date hereof, there shall not have been any material adverse affect on Seller, the Trust Business or the Purchased Assets;

(d) Purchaser shall have satisfied itself with its due diligence investigation of Seller, the Trust Business and the Purchased Assets, which shall be concluded or waived by Purchaser upon close of business sixty (60) days following the execution hereof;

(e) Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by an executive officer of Seller, certifying the conditions set forth in this Section 5.03 have been satisfied or waived;

(f) Purchaser shall have obtained written client acceptance in the form of designation of Iberia Wealth Advisors as trustee, custodian, agent or investment consultant from accounts (i) not deemed at risk listed on Schedule 1.02(a) and (ii) representing 80% of the revenue of Seller as measured by the Fourth Quarter 2010 realized revenue amounts set forth on Schedule 1.02(a) (the “80% Threshold”); and

(g) Written client acceptance from account is an express condition to Closing and will count towards the 80% Threshold calculation.

Section 5.04 Frustration of Closing Conditions. None of the parties may rely on the failure of any condition set forth in this Article V to be satisfied if such party’s material breach of this Agreement has been a principal cause of the failure of such condition to be satisfied.

ARTICLE VI

POST-CLOSING COVENANTS AND UNDERTAKINGS

Section 6.01 Further Assurances; Cooperation. Without further consideration, at any time and from time to time after the Closing Date, the parties agree (i) to furnish upon request to each other such further information; (ii) to execute and deliver to each other such other documents and instruments; (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction Documents; and (iv) to cooperate with one another in all reasonable respects in connection with the defense of any third-party claim against one of the parties.

Section 6.02 Transfer Taxes. All transfer taxes incurred in connection with this Agreement, if any, whether levied on Purchaser or Seller, shall be paid by Seller when due. Seller will file, to the extent required by law, all necessary tax returns and other documentation with respect to such transfer taxes. To the extent required by law, but subject to its review and approval, Purchaser will join in the execution of any such tax return or other documentation. Purchaser shall be entitled to review, in advance such tax returns as its may be required to join and execute and such tax returns shall be subject to Purchaser’s approval, which approval shall not be unreasonably withheld or delayed.

Section 6.03 Delivery of Books and Records. On the Closing Date, Seller shall deliver all books and records possessed or to be possessed by such party relating to the Assets and the Trust Business, specifically including, but not limited to, all, Client Account Information. For a period of ninety (90) days after the Closing Date, Seller shall provide Buyer and its representatives with access, upon reasonable written request specifying the need therefor, during regular business hours, to (i) the officers and employees of Seller and (ii) the books and records of Seller, but in each case, only to the extent relating to the Trust Business or the Assets prior to the Closing Date for the exclusive purpose of determining additional books and records pertaining to the Assets and Trust Business which should be delivered.

ARTICLE VII

EXTENSIONS AND WAIVERS; AMENDMENTS

Section 7.01 Waivers. Any failure by any party to this Agreement to comply with any of its obligations, agreements or covenants hereunder may be waived by Seller in the case of a default by Purchaser and by Purchaser in the case of a default by Seller. Seller and Purchaser will not be deemed, as a consequence of any act, delay, failure, omission, forbearance or other indulgences granted from time to time by Seller on the one hand, or Purchaser on the other hand: (i) to have waived, or to be estopped from exercising, any of its rights or remedies under this Agreement, or (ii) to have modified, changed, amended, terminated, rescinded or superseded any of the terms of this Agreement, unless such waiver, modification, amendment, change, termination, rescission or suppression is express, in writing and signed by a duly authorized officer of Seller or a duly authorized officer of Purchaser. No single or partial exercise by Seller or Purchaser of any right or remedy will preclude other or further exercise thereof or preclude the exercise of any other right or remedy, and a waiver expressly made in writing on one occasion will be effective only in that specific instance and only for the precise purpose for which given, and will not be construed as a consent to or a waiver of any right or remedy on any future occasion or a waiver of any right or remedy against any other person. Except as provided in this Section 7.01, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions or agreements contained in this Agreement.

Section 7.02 Amendments. Except to the extent set forth in Section 7.01 herein above, the terms, provisions and conditions of this Agreement may not be changed, supplemented or amended in any manner except by an instrument in writing duly executed by all of the parties hereto.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of the parties; or

(b) by either party, if:

(i) the Closing has not occurred by May 1, 2011, unless extended in accordance with Section 5.02(d) for a period of sixty days, provided that the party seeking to terminate this Agreement pursuant to this subsection has not breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(ii) (A) there are any laws that prohibit the purchase and sale of the Purchased Assets and the Trust Business, or make such purchase and sale, illegal, or if an order, decree, ruling, judgment or injunction has been entered by a governmental authority or self-regulatory organization of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the purchase and sale of the Purchased Assets or evidencing an intent to withhold approval if such approval is necessary to consummate the purchase and sale, and (B) such order, decree, ruling, judgment or injunction has become final and non-appealable, and the party seeking to terminate this Agreement pursuant to this subsection has used its reasonable efforts to resist, invalidate, resolve or remove such laws, order, decree, ruling, judgment or injunction; or

(iii) the representations and warranties of either Seller or Purchaser contained in Articles II and III, respectively, (A) fail to be true and correct in any respect that causes a failure of the conditions set forth in Article V or (B) the Purchaser or Seller materially breaches or materially fails to perform its covenants and other agreements contained herein; provided that in each of the foregoing clauses (A) and (B), such breach or failure cannot be or has not been cured in all material respects within thirty (30) days after the non-defaulting party’s written notice thereof to the defaulting party.

Section 8.02 Effect of Termination. If any party terminates this Agreement pursuant to Section 8.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party, other than the provisions of Sections 1.02, 4.05 and 8.02, and Article IX of this Agreement, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that, subject to such provisions, any such termination shall not relieve any party hereto from liability for any willful breach of this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01 Seller Indemnification of Purchaser. Seller hereby agrees to hold harmless and indemnify Purchaser, and its directors, officers, shareholders, employees, agents, representatives, successors and assigns (hereinafter individually referred to as a “Purchaser Indemnified Party”), from and against any and all losses, liabilities, damages, demands, claims, suits, actions, causes of action, judgments, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees actually incurred, any and all expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation (collectively, “Damages”), asserted against, resulting to, imposed upon, or incurred or suffered by any Purchaser Indemnified Party, directly or indirectly, as a result of, arising from, or relating directly or indirectly to: (i) any inaccuracy in or any breach or nonfulfillment of any of the representations or warranties made by Seller in this Agreement (a “Seller Misrepresentation”); (ii) any breach or nonfulfillment of any of the covenants or agreements made by Seller in this Agreement; (iii) the operation of Business and ownership of the Purchased Assets prior to the Closing; (iv) any Excluded Asset; and (v) any noncompliance with any bulk sales laws or fraudulent transfer laws in respect of the transactions contemplated hereby (collectively, “Purchaser Indemnifiable Claims”).

Section 9.02 Purchaser Indemnification of Seller. Purchaser hereby agrees to hold harmless and indemnify Seller and its respective directors, officers, shareholders, employees, agents, representatives, successors and assigns (hereinafter individually referred to as a “Seller Indemnified Party”) from and against any and all Damages asserted against, resulting to, imposed upon or incurred or suffered by, any Seller Indemnified Party, directly or indirectly, as a result of, arising from, or relating, directly or indirectly, to any third-party litigation relating to: (i) any inaccuracy in or breach or nonfulfillment of the representations or warranties made by Purchaser in this Agreement (a “Purchaser Misrepresentation”); (ii) any breach or nonfulfillment of any of the covenants or agreements made by Purchaser in this Agreement; and (iii) the use or operation of the Purchased Assets or acts or omissions of Purchaser in its operation of the business acquired hereunder from and after the Closing Date (collectively, “Seller Indemnifiable Claims”).

Section 9.03 Defined Terms. As used herein, the term “Indemnified Party” shall mean a Purchaser Indemnified Party when applied to Section 9.01 hereof and shall mean a Seller Indemnified Party when applied to Section 9.02 hereof; the term “Indemnifiable Claims” shall mean Purchaser Indemnifiable Claims when applied to Section 9.01 hereof and Seller Indemnifiable Claims when applied to Section 9.02 hereof; and the term “Misrepresentations” shall mean Seller Misrepresentations when applied to Section 9.01 hereof and Purchaser Misrepresentations when applied to Section 9.02 hereof.

Section 9.04 Limitation on Indemnification.

(a) No Indemnified Party shall be entitled to indemnification hereunder with respect to an Indemnifiable Claim arising out of a Misrepresentation (or, if more than one such Indemnifiable Claim is asserted, with respect to all such Indemnifiable Claims), unless the aggregate of all Damages of the Indemnified Party with respect to such Indemnifiable Claim exceeds fifty thousand Dollars ($50,000.00), in which event such Indemnified Party shall be entitled to indemnification hereunder for Damages with respect to the first dollar of such Damages and not just the amount that exceeds fifty thousand Dollars ($50,000.00) and (ii) unless the Indemnified Party asserts its Indemnifiable Claims within three hundred sixty (360) days of the Closing Date.

(b) Notwithstanding the foregoing, in no event shall Purchaser or Seller, nor any of their respective officers, directors, shareholders, employees, agents, representatives, heirs, successors or assigns be liable for any punitive, exemplary or special damages or any damages that are remote or speculative such that applicable law would deny recovery for breaches of contract.

(c) From and after the Closing Date, the remedies provided in this Article X shall be the sole and exclusive remedies of the parties and their respective officers, directors, employees, affiliates, agents, representatives, successors and assigns for any and all Damages arising out of, relating to, or resulting from, any inaccuracy in or breach or nonfulfillment of the representations or warranties made by the parties in this Agreement or any breach or nonfulfillment of any of the covenants or agreements made in this Agreement.

Section 9.05 Procedure for Indemnification with Respect to Third-Party Claims.

(a) If an Indemnified Party determines to seek indemnification under this Article IX with respect to Indemnifiable Claims resulting from the assertion of liability by third parties, it shall give notice to the other party (the “Other Party”) within forty-five (45) days of such Indemnified Party becoming aware of any such Indemnifiable Claim. Upon receipt of such notice, the Other Party shall be entitled, if it so elects by written notice delivered to such Indemnified Party within fifteen (15) days after receiving such Indemnified Party’s notice (the “Response Period”), to assume the defense of such asserted liability with counsel satisfactory to such Indemnified Party; provided, however, that if the Other Party assumes such defense, the Other Party shall be deemed to have accepted such claim as a valid Indemnifiable Claim. Notwithstanding the foregoing: (i) such Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be payable by such Indemnified Party; (ii) such Indemnified Party shall not have any obligation to give any notice of any assertion of liability by a third party unless such assertion is in writing; and (iii) the rights of such Indemnified Party to be indemnified in respect of Indemnifiable Claims resulting from the assertion of liability by third parties shall not be adversely affected by its failure to give notice pursuant to the foregoing provisions unless, and, if so, only to the extent that the Other Party is materially prejudiced by such failure. With respect to any assertion of liability by a third party that results in an Indemnifiable Claim, the parties shall make available to each other all relevant information in their possession that is material to any such assertion.

(b) In the event that the Other Party fails to assume the defense of an Indemnified Party against any such Indemnifiable Claim within the Response Period, such Indemnified Party shall have the right to defend, compromise or settle such Indemnifiable Claim on behalf, for the account, and at the risk of the Other Party.

(c) Notwithstanding anything in this Article IX to the contrary, the Other Party will not be entitled to assume control of the defense of an Indemnifiable Claim, and will pay the reasonable fees and expenses of legal counsel retained by the Indemnified Party, if: (i) the Indemnified Party reasonably believes that an adverse determination of such proceeding could be detrimental to or injure the Indemnified Party’s reputation or future business prospects; (ii) the Indemnified Party reasonably believes that there exists or could arise a conflict of interest that, under applicable principles of legal ethics, could prohibit a single legal counsel from representing both the Indemnified Party and the Other Party in such proceeding; or (iii) a court of competent jurisdiction rules that the Other Party has failed or is failing to prosecute or defend vigorously such claim.

(d) The Other Party shall not, without such Indemnified Party’s prior written consent, settle or compromise any Indemnifiable Claim or consent to entry of any judgment in respect of any Indemnifiable Claim unless such settlement, compromise or consent includes, as an unconditional term, the giving by the claimant or the plaintiff to such Indemnified Party (and its subsidiaries and affiliates) a release from all liability in respect of such Indemnifiable Claim.

Section 9.06 Limitations on Indemnification Obligations. Notwithstanding anything else contained herein to the contrary, in no event shall Purchaser or Seller, nor any of their respective officers, directors, shareholders, employees, agents, representatives, heirs, successors or assigns be liable for any punitive, exemplary, special, indirect or consequential damages, including specifically, but without limitation, loss of anticipated profits, loss of use, loss of revenue, cost of replacement services, claims of customers or any third-party or other damages arising from Indemnifiable Claim.

ARTICLE X

MISCELLANEOUS

Section 10.01 Notices. All notices, consents, request, instructions, approvals and other communications authorized or required herein shall be validly given, made or served, if in writing and delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, to the following address:

If to Seller:

Florida Trust Company

c/o Richard Pearlman

Igler & Dougherty, P.A.

2457 Care Drive

Tallahassee, Florida 32308

If to Purchaser:

IBERIABANK

Attn: Mr. Jason Waters

2340 Woodcrest Place

Birmingham, AL 35209

Notice given by mail, as set forth above, shall be deemed delivered at the time and on the date the same is postmarked. Any Party may change its address for notices under this Agreement at any time by giving the other Parties notice of such change.

Section 10.02 Further Assurances. From time to time, as and when requested by Purchaser or its successors or assigns, Seller agrees to execute and deliver all such documents and instruments and agree to take or cause to be taken such further and other action as Purchaser may reasonably deem necessary or desirable in order to further assure that there has been vested or perfected in, or to confirm of record or otherwise to, Purchaser’s title to and possession of all of the Assets and privileges, powers, immunities, licenses and franchises intended herein to be obtained by virtue of this Agreement, and otherwise to carry out the purposes of this Agreement.

Section 10.03 Cost and Expenses. Each of the parties shall pay its own costs and expenses incurred in connection with the proceedings taken with respect to the negotiation and consummation of this Agreement, or otherwise relating hereto. Each of the parties represents and warrants that no broker or finder has been employed by either of them in connection with this transaction, and no commissions are payable by them to any broker or finder.

Section 10.04 Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, this Agreement and the parties’ rights and obligations under this Agreement shall not be assigned by a party to another person without the prior written consent of the other party.

Section 10.05 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated herein, supersedes and is full substitution for any and all prior agreements and understandings between or among them or any of them relating to such transactions including, without limitation, the Agreement referenced in Section 1.07, and no party shall be liable or bound to the other party in any manner with respect to such transactions by any warranties, representations, indemnities, covenants and agreements, except as specifically set forth herein or in an amendment hereto executed in accordance with Article VII.

Section 10.06 Descriptive Headings. The descriptive headings of the several sections to this Agreement are inserted for convenience only and shall not control or affect the meaning, interpretation or construction of any of the provisions hereof.

Section 10.07 Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original, and all of the counterparts shall constitute, and shall be deemed to constitute, one and the same agreement.

Section 10.08 Gender. Whenever the context of this Agreement requires, words used in singular shall be construed to include the plural and vice versa, and pronouns of one gender shall be deemed to include all other genders.

Section 10.09 Severability. Should any part of this Agreement for any reason be declared by a court of competent jurisdiction to be invalid, such decision shall not affect the validity of any remaining parts, which remaining parts shall continue to be in full force and effect as if this Agreement had been executed with the invalid parts thereof eliminated so long as the economic or legal substance of the transaction contemplated hereby is not affected in any manner mutually adverse to any party. Upon such determination, any term or other provision which is revoked, amended or incapable of being determined, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.10 Governing Law. This Agreement shall be construed, interpreted, enforced and governed according to the laws, statutes, cases, rules and regulations of the State of Louisiana.

Section 10.11 Equitable Relief. The parties agree that (i) if any party breaches this Agreement, the damage may be substantial, although difficult to ascertain, and money damages may not afford an adequate remedy, and (ii) if any party is in breach of this Agreement, or threatens a breach of this Agreement, each of the other parties shall be entitled, in addition to all other rights and remedies as may be provided by law, to specific performance, injunctive and other equitable relief to prevent or restrain a breach of this Agreement.

Section 10.12 Joint Negotiation. This Agreement shall be considered for all purposes as prepared through the joint efforts of the parties, and shall not be construed against one party as a result of the preparation, submission or other even of negotiation, drafting or execution hereof.

Section 10.13 Dispute Resolution; Waiver of Jury Trial; Venue. The parties shall attempt to resolve any claims, counterclaims, demand, cause of action, dispute, and controversy arising out of or relating to this Agreement or in any way relating to the subject matter of this Agreement involving the parties or their representatives (each a “Dispute”), by allowing an officer of the Purchaser and Seller thirty (30) days to attempt in good faith to reach an agreement with respect to such Dispute. Each Dispute that is not resolved by mutual agreement of the parties may be resolved by litigation consistent with the following. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, CLAIM OR PROCEEDING RELATING TO THIS AGREEMENT. With respect to any Dispute, each party irrevocably: (i) submits to the non-exclusive jurisdiction of the courts of the State of Louisiana and the United States District Court located in Lafayette, Louisiana; and (ii) waives any objection which it may have at any time to the laying of venue of any Dispute brought in any such court, waives any claim that such Dispute shall have been brought in an inconvenient forum and further waives the right to object, with respect to such Dispute, that such court does not have any jurisdiction over such party.

Section 10.14 No Joint Venture. Nothing contained in this Agreement creates or is intended to create any association, trust, partnership, or joint venture or impose a trust or partnership duty, obligation, or liability on or with respect to any party.

[Signatures appear on following page]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed in their corporate names and their corporate seals to be hereunto affixed, by and through their respective duly authorized officers, under seal, all as of the day, month and year first above written.

SELLER: FLORIDA TRUST COMPANY

By: /s/ Joe B. Cox
Name: Joe B. Cox
Its: Chairman

PURCHASER:
IBERIABANK

By: /s/ Daryl G. Byrd
Name: Daryl G. Byrd
Its: President & CEO

Schedule 1.01(a)

Purchased Assets

The employees and clients of Seller, including all client files and information pertaining to the financial performance and other pertinent operating information, furniture, fixtures, and equipment of Seller including computers, phones and other office equipment.

Schedule 1.02(a)

Omitted for consumer privacy reasons.

Schedule 1.02(b)

Method of Calculation of Final Determination Value

and Final Determination Payment

Final Determination Value

On the Final Determination Date, which shall be three hundred thirty five (335) days from the Closing Date, a calculation shall be made of the value delivered to Purchaser by Seller pursuant to Section 1.02. This amount (the “Final Determination Value”) will determine the amount of the Final Determination Payment, if any, to be made to Seller and will be determined as follows:

Using the accounts listed on Schedule 1.02(a), the total revenue realized during the three hundred thirty five day period shall be determined, then adjusted. In order for the revenue in an account to be included in the Final Determination Value, the account shall continue to be open and in good standing as of the Final Determination Date. The total revenue realized for the three hundred thirty five day period shall then be annualized by multiplying the adjusted total revenue by 1.0909. Revenue from accounts closed during the period between Closing Date and Final Determination Date shall not count toward the Final Determination Value.

Final Determination Payment

“Accounts” are defined as:

1.	entities that exist to hold assets;

2.	have an account number assigned; and

3.	produce revenue.

“Client relationships” are defined as:

1.	one or more accounts; or

2.	relationships with individuals, family groups, corporations or other entities.

For the purposes of determining the Final Determination Value, the following will be included, provided the accounts continue to be open and in good standing as of the Final Determination Date:

•	Revenues received from accounts added to client relationships that exist as of the Closing Date (i.e., existing client relationships)

•	Revenues received from assets added to accounts that were open as of the Closing Date and are listed in Schedule 1.02(a)

•

Revenues resulting from accounts that result from the combining or splitting of accounts that were open as of the Closing Date. This combining or splitting may result from rebalancing or changes in investment strategy, or changes in the client relationship’s specific situation.

•

Revenues from accounts that were open as of the Closing Date but were subsequently closed and reopened with a different account number during the period between the Closing Date and the Final Determination Date as a result of a change in manager or strategy

•	Revenues resulting from accounts that were open as of the Closing Date and listed as “at-risk” on Schedule 1.02(a)

For the purposes of determining the Final Determination Value, the following will not be included:

•

Client relationships and associated accounts added during the period between the Closing Date and the Final Determination Date, except those that were pending prior to the Closing Date, a list of which will be agreed upon prior to the Closing Date

•	One-time or non-recurring fees realized during the period between the Closing Date and the Final Determination Date

At the Final Determination Date, the list of eligible accounts shall be determined by comparing the total list of accounts open and in good standing on that date versus the accounts listed on Schedule 1.02(a) and removing accounts that are client relationships added during the period between the Closing Date and the Final Determination Date. The revenue realized during the Three Hundred Thirty-Five (335) period between the Closing Date and the Final Determination Date will be calculated as the Final Determination Value subject to the conditions above. The effect of changes in the value of financial markets will not be adjusted for in the Final Determination Value.

Within thirty (30) days of the Final Determination Date, the lesser of the following two amounts shall be paid consideration to Seller as the Final Determination Payment, pursuant to Section 1.02:

1.	The difference between the Final Determination Value and $656,728.00, or

2.	Seven Hundred Forty Three Thousand Two Hundred Seventy Two Dollars ($743,272).

Schedule 2.07(i)

Trust Employees